Exhibit 99.1

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 23, 2022
________________________

Dear Sol-Gel Technologies Ltd. Shareholders:

We cordially invite you to attend an Annual Meeting of Shareholders (the “Meeting”) of Sol-Gel Technologies Ltd. (the “Company”) to be held at 4:00 p.m. (Israel time) on Thursday, June 23, 2022, at our offices at 7 Golda Meir St., Weizmann Science Park, Ness Ziona, Israel.

The Meeting is being called for the following purposes:

(1)
To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year 2022 and for an additional period until the following annual general meeting; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2021;

(2)
To approve an amendment to the Company's Amended and Restated Articles of Association to provide that all Company directors will be elected or re-elected every year rather than every three years, except in the case of external directors whose terms of office are governed by the Israeli Companies Law;

(3)
To approve the re-election of Mr. Alon Seri-Levy, Mr. Moshe Arkin, Mr. Itai Arkin Ms. Hani Lerman, Mr. Shmuel Ben Zvi, Ms. Yaffa Krindel-Sieradzki and Mr. Jonathan B. Siegel to the board of directors of the Company (the "Board of Directors"), each for an additional one-year term until the annual general meeting to be held in 2023;

(4)	To approve the grant of an award of options to Dr. Alon Seri-Levi; and
(5)	To approve an amended Compensation Policy for a period of three years.

In addition, shareholders at the Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2021.

The Company is currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Our Board of Directors unanimously recommends that you vote in favor of each of the above proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on Wednesday May 17, 2022 are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the Notice of Annual Meeting of Shareholders and attached Proxy Statement, please mark, date, sign and mail the enclosed proxy or voting instruction form as promptly as possible. If voting by mail, the proxy must be received by Broadridge Financial Solutions, Inc. or at our registered office at least 48 hours (or such shorter period as the Chairman of the Meeting may determine) prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. An earlier deadline may apply to receipt of your voting instruction form, if indicated therein. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card and voting instruction form. Proxies may also be executed electronically via www.proxyvote.com by utilizing the control number sent to you. Shareholders who hold their shares in street name may be able to utilize the control number sent to them to submit their voting instruction to their brokers, trustees or nominees by other means, if so indicated on their voting instruction form. An electronic copy of the enclosed proxy materials will also be available for viewing at http://ir.sol-gel.com/.

Sol-Gel Technologies Ltd.

SOL-GEL TECHNOLOGIES LTD.

7 Golda Meir St., Weizmann Science Park, Ness Ziona, 7403650, Israel

+972-8-931-3433

__________________________

PROXY STATEMENT
__________________________

ANNUAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors (the “Board”) of Sol-Gel Technologies Ltd. (“Sol-Gel” or the “Company”) to be voted at an Annual Meeting of Shareholders (the “Meeting”) and at any adjournment thereof, pursuant to the accompanying Notice of Annual Meeting of Shareholders. The Meeting will be held at 4:00 p.m. (Israel time) on Thursday, June 23, 2022, at our offices at 7 Golda Meir St., Weizmann Science Park, Ness Ziona, Israel.

This Proxy Statement, the attached Notice of Annual Meeting of Shareholders and the enclosed proxy card or voting instruction card are being made available on or about May 19, 2022 to holders of Sol-Gel ordinary shares.

You are entitled to receive notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on Wednesday, May 17, 2022, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purposes:

(1)
To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year 2022 and for an additional period until the following annual general meeting; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2021;

(2)
To approve an amendment to the Company's Amended and Restated Articles of Association to provide that all Company directors will be elected or re-elected every year rather than every three years, except in the case of external directors whose terms of office are governed by the Israeli Companies Law;

(3)
To approve the re-election of Mr. Alon Seri-Levy, Mr. Moshe Arkin, Mr. Itai Arkin, Ms. Hani Lerman, Mr. Shmuel Ben Zvi, Ms. Yaffa Krindel-Sieradzki and Mr. Jonathan B. Siegel to the Board, each for an additional three-year term until the annual general meeting to be held in 2023;

(4)	To approve the grant of an award of options to Dr. Alon Seri-Levi; and
(5)	To approve an amended Compensation Policy for a period of three years.

In addition, shareholders at the Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2021.

The Company is currently unaware of any other matters that will come before the Meeting. Should any other matters be properly presented at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our Board unanimously recommends that you vote ”FOR” each of the above proposals.

Quorum

On Wednesday, May 17, 2022, we had 23,127,669 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the record date, Wednesday, May 17, 2022, is entitled to one vote upon each of the proposals to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing thirty three and one-third (33 1/3%) or more of our voting power. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place determined by the Board of Directors (which may be earlier or later than said time). At such adjourned meeting the presence of any number of shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum for the business which the original Meeting was called.

Vote Required for Approval of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions) is necessary for the approval of each of the Proposals 1 and 3. Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote.

In addition, the approval of Proposals 4 and 5 requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

●	approval by a majority of the votes of shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal, excluding abstentions; or
●
the total number of shares held by non-controlling shareholders or anyone on their behalf who do not have a personal interest in the proposal (as described in the previous bullet point) that is voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

The approval of Proposal 2 requires the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the voting power represented at the Meeting in person or by proxy and voting thereon, excluding abstentions.

For purposes of Proposals 4 and 5, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if the person holds or controls, alone or together with others, one-half or more of any one of the “means of control” of the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company or (ii) the right to appoint directors of the Company or its chief executive officer.

A “personal interest” of a shareholder, for purposes of each of Proposals 4 and 5, is (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes a shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company. A personal interest excludes a personal interest that does not derive from relationship with a controlling shareholder.

A controlling shareholder and a shareholder that has a personal interest are qualified to participate in the vote on each of the proposals; however, the vote of such shareholders may not be counted towards the majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder is a controlling shareholder or has a personal interest, and failure to do so disqualifies the shareholder from participating in the vote on Proposals 4 and 5 If you believe that you, or a related party of yours, is a controlling shareholder or possesses a personal interest and you wish to participate in the vote on these proposals, you should indicate the existence of a personal interest on the enclosed proxy card or on the voting instruction form (if applicable) and should furthermore contact our Corporate Controller, Eyal Ben-Or, at +972-8-931-3437 or Eyal.Ben-Or@sol-gel.com, who will advise you as to how to submit your vote for these proposals. If you hold your shares in ”street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you are a controlling shareholder or possess a personal interest in the approval of the relevant proposal, you may also contact the representative managing your account, who could then contact our Corporate Controller on your behalf.

How You Can Vote

You can vote your shares by attending the Meeting or by completing and signing a proxy card or voting instruction form. If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, these proxy materials are being sent directly to you. The form of proxy card that has been sent to you can be completed, signed and returned in the envelope that was enclosed with it, or executed electronically via www.proxyvote.com by utilizing the control number sent to you. This provides the primary means for authorizing the voting of your ordinary shares without attending the Meeting in person. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card unless we receive it at our principal executive offices at 7 Golda Meir St., Weizmann Science Park, Ness Ziona, 7403650, Israel, or Broadridge Financial Solutions, Inc. receives it in the enclosed envelope, not later than 6:59 a.m. Israel time on Thursday, June 23, 2022 (11:59 p.m. Eastern Time on Wednesday, June 22, 2022) or such shorter period prior to the Meeting as the Chairman of the Meeting may determine.

If your ordinary shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the instructions provided by your broker, trustee or nominee to direct them how to vote your shares. Shareholders who hold their shares in street name may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, if so indicated on their voting instruction form. All votes should be submitted by 6:59 a.m. Israel time on Thursday, June 23, 2022 (11:59 p.m. Eastern Time on Wednesday, June 22, 2022), or such other deadline as may be indicated on the voting instruction form, in order to be counted towards the tally of ordinary shares voted at the Meeting (unless the Chairman of the Meeting extends that deadline). Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to a particular proposal, your shares may be voted in favor of the proposals in accordance with the recommendation of the Board. However, if you are a beneficial owner of shares and do not specify how you want to vote on your voting instruction form, your broker will generally not be permitted to instruct the depositary to cast a vote with respect to that proposal (commonly referred to as a “broker non-vote”). In that circumstance, the shares held by you will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on the relevant proposal. Such shares have no impact on the outcome of the voting on such proposal. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the voting on these important matters. In all cases, you must remember to indicate in writing and/or contact the Company if you are a controlling shareholder or have a personal interest in the approval of Proposals 4, 5 and 6. If you sign and return your proxy card or voting instruction form, the persons named as proxies will vote in their discretion on any other matters that properly come before the Meeting.

Who Can Vote

You are entitled to receive notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on Wednesday, May 17, 2022. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on Wednesday, May 17, 2022, or which appear in the participant listing of a securities depository on that date.

Revocation of a Proxy

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company at least 48 hours (or such shorter period as the Chairman of the Meeting may determine) prior to the Meeting, will be voted in favor of the proposal and any other matters that may be presented to the Meeting, as described above.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about Tuesday, May 19, 2022. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares..

Voting Results

The final voting results will be tallied by the Company’s Corporate Controller based on the information provided by the Company’s transfer agent or otherwise, and the overall results of the Meeting will be published following the Meeting in a report on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission (the “SEC”).

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our Company’s website, http://ir.sol-gel.com/. The contents of that website are not a part of this Proxy Statement.

PROPOSAL NO. 1

APPOINTMENT OF AUDITORS

Under the Israeli Companies Law (the “Companies Law”) and the Company’s Amended and Restated Articles of Association (the “Articles”), the shareholders of the Company are authorized to appoint the Company’s independent auditors. Under the Articles, the Board of Directors or a committee of the Board of Directors, if such determination was delegated to a committee, is authorized to determine the independent auditors’ remuneration. In addition, the Listing Rules of The NASDAQ Stock Market (“Nasdaq”) require that the Company’s audit committee approve the re-appointment and remuneration of the independent auditors.

At the Meeting, shareholders will be asked to approve the re-appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company's auditors for the year ending December 31, 2022 and for an additional period until the next annual general meeting. Kesselman & Kesselman has no relationship with the Company or with any affiliate of the Company except to provide audit services and tax consulting services.

Information on fees paid to the Company's independent auditors may be found in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

It is proposed that the following resolution be adopted at the Meeting:

 “RESOLVED, that Kesselman & Kesselman be, and hereby is, appointed as the independent auditors of the Company for the year 2022 and for an additional period until the next annual general meeting.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions) is required to adopt the proposed resolution.

The Board of Directors and audit committee recommend that the shareholders vote “FOR” the proposed resolution.

PROPOSAL NO. 2

APPROVAL OF AN AMENDMENT TO THE COMPANY'S ARTICLES OF ASSOCIATION

Article 56 of the Articles currently classifies the Company directors into three classes, with the directors of each class serving for staggered three-year terms. Accordingly, only one class of directors currently stands for election at each of the Company’s annual meeting of shareholders, such that shareholders vote on and elect one-third of the Board each year. For the reasons described below, the Board believes that declassifying the Board is in the best interests of the Company and its shareholders. Accordingly, the Board has approved, and recommends that our shareholders approve, amendments to our Articles to declassify the Board and provide for the annual election of directors other than for our external directors whose terms of office are governed by the Israeli Companies Law.

The proposed amendments to the Articles 56 to 58 Articles are attached to this proxy statement as Appendix A (marked to show changes from the current Articles).

Historically, the Company has viewed the classified structure of the Board as benefiting shareholders by promoting continuity and stability in the management of the business and affairs of the Company and encouraging directors to take a long-term perspective. Although these may continue to be important benefits, the Board has considered the fact that classified boards may be viewed as having the effect of reducing the accountability of directors to shareholders. The Board also recognizes the benefit of providing shareholders an annual opportunity to express their satisfaction or dissatisfaction with the actions of the members of the Board of Directors. The Board of Directors believes it is important for it to maintain shareholders confidence by demonstrating that it is responsive and accountable to shareholders and committed to strong corporate governance.

If the amendment is adopted, at each annual meeting of shareholders, except in the case of external directors whose terms of office are governed by the Israeli Companies Law, each director shall be elected for a term expiring at the next succeeding annual meeting of shareholders and until such director’s successor shall have been elected.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve an amendment to the Company's Articles of Association to provide that all Company directors will be elected or re-elected every year rather than every three years, other than external directors whose term of office is governed by the Israeli Companies Law.”

The affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power represented at the Meeting in person or by proxy and voting thereon, excluding abstentions, is required to adopt the proposed resolution.

The Board of Directors recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL NO. 3

RE-ELECTION OF MR. ALON SERI-LEVY MR. MOSHE ARKIN, MR. ITAI ARKIN
MS. HANI LERMAN, MR. SHMUEL BEN ZVI, MS. YAFFA KRINDEL-SIERADZKI AND
MR. JONATHAN B. SIEGEL AS DIRECTORS

Currently, the Company's non-external directors are divided into three classes with staggered three-year terms. Each class consists, as nearly equal in number as practicable, of one-third of the total number of directors constituting the entire Board (other than the external directors). The term of one class of directors expires at each annual general meeting, at which each of the successors elected to replace the directors of the class whose term expired at such annual general meeting shall be elected to hold office until the third annual general meeting next succeeding his or her election and until his or her respective successor has been elected and qualified.

The Board of Directors has nominated each of Mr. Alon Seri-Levy, Mr. Moshe Arkin, Mr. Itai Arkin, Ms. Hani Lerman, Mr. Shmuel Ben Zvi, Ms. Yaffa Krindel-Sieradzki and Mr. Jonathan B. Siegal to be re-elected as a director for an additional one-year term until the annual general meeting to be held in 2023. This proposal assumes the approval of the amendment to the Articles to provide that all Company directors will be elected or re-elected every year rather than every three years as proposed in Proposal 2.

The Company is not aware of any reason why any of the nominees, if elected, should not be able to serve as a director.

Each of Mr. Alon Seri-Levy, Mr. Moshe Arkin, Mr. Itai Arkin, Ms. Hani Lerman, Mr. Shmuel Ben Zvi, Ms. Yaffa Krindel-Sieradzki and Mr. Jonathan B. Siegal has attested to the Board of Directors and to the Company that he or she meets all the requirements in connection with the election of directors under the Companies Law, per the statement substantially in the form attached hereto as Appendix B.

The following information with respect to the nominees is based upon the information furnished by the nominees:

Name	Age	Position
Alon Seri-Levy	60	Chief Executive Officer and Director
Moshe Arkin	69	Executive Chairman of the Board of Directors
Itai Arkin	33	Director
Hani Lerman	49	Director
Shmuel Ben Zvi	62	Independent Director
Yaffa Krindel-Sieradzki	67	Independent Director
Jonathan B. Siegal	49	Independent Director

Dr. Alon Seri-Levy co-founded Sol-Gel and has served as our chief executive officer since our inception in 1997 and as a member of our board of directors until 2014. Prior to founding Sol-Gel, Dr. Seri-Levy established the computer-aided drug design department at Peptor Ltd., an Israeli research and development company that specialized in the development of peptide-based drug products. Dr. Seri-Levy holds a Ph.D. in Chemistry (summa cum laude) from The Hebrew University of Jerusalem, Israel, and conducted his post-doctoral studies at Oxford University, United Kingdom. Dr. Seri-Levy was appointed to our board of directors immediately following the pricing of our initial public offering.

Mr. Moshe Arkin has served as chairman of our board of directors since 2014. in May 2022 Mr. Moshe Arkin's role has been expanded to Executive Chairman to reflect Mr. Arkin’s expanded role at the Company. Mr. Moshe Arkin currently sits on the board of directors of several private pharmaceutical and medical device companies including Exalenz Bioscience Ltd., a developer of advanced systems for gastrointestinal and liver disorders since 2006, SoniVie Ltd., a company developing systems for the treatment of pulmonary arterial hypertension, Digma Medical, a company developing systems to treat insulin resistance present in type 2 diabetes and other metabolic syndrome diseases, and Valcare Medical, a company developing heart valve devices. From 2005 to 2008, Mr. Moshe Arkin served as the head of generics at Perrigo Company and from 2005 until 2011 as the vice chairman of its board of directors. Prior to joining us, Mr. Moshe Arkin served as a director of cCAM Biotherapeutics Ltd., a company focused on the discovery and development of novel immunotherapies to treat cancer from 2012 until its acquisition in 2015 by Merck & Co., Inc. Mr. Moshe Arkin served as chairman of Agis Industries Ltd. from its inception in 1972 until its acquisition by Perrigo Company in 2005. Mr. Moshe Arkin holds a B.A. in psychology from the Tel Aviv University, Israel.

Mr. Itai Arkin became a member of our board of directors immediately following the pricing of our initial public offering. Mr. Itai Arkin currently serves as Investment Manager at Arkin Holdings Ltd.. Mr. Itai Arkin holds a B.A. in business administration (cum laude) from Interdisciplinary Center, Herzliya, Israel, and an MBA (cum laude) from Tel Aviv University. Mr. Itai Arkin is the son of Mr. Moshe Arkin, the chairman of our board of directors and sole beneficial owner of Arkin Dermatology, our controlling shareholder.

Ms. Hani Lerman became a member of our board of directors immediately following pricing of our initial public offering. Ms. Lerman has served as chief financial officer at Arkin Holdings since 2015. From 2010 until 2014, Ms. Lerman served as chief financial officer of Sansa Security (f/k/a Discretix Technologies), and from 2006 until 2010, she served as chief financial officer of Storwize, which was acquired by IBM in 2010. She served as a board member of Exalenz Bioscience and of Sphera Global Healthcare. She holds a Master's degree in business administration with a major in finance from Tel-Aviv University, Israel, and a B.A. in economics and accounting from Tel-Aviv University, Israel.

Dr. Shmuel (Muli) Ben Zvi became a member of our board of directors immediately following pricing of our initial public offering. Dr. Ben Zvi is currently a board member and member of the credit, technology, resources and strategy committees at Bank Leumi, and a board member and member of the audit committee and compensation committee of VBL Therapeutics. From 2004 to 2014, Dr. Ben Zvi held various managerial positions at Teva Pharmaceuticals Industries Ltd., including Vice President of Finance and Vice President of Strategy. From 2000 to 2004, Dr. Ben Zvi was the financial advisor to the Chief of General Staff of the Israel Defense Forces and head of the Defense Ministry budget department. Dr. Ben Zvi holds a Ph.D. in economics from Tel-Aviv University, Israel and participated in the Harvard Business School Advanced Management Program (AMP).

Ms. Yaffa Krindel-Sieradzki became a member of our board of directors on February 23, 2018. Ms. Krindel-Sieradzki currently serves on the board of Itamar Medical Ltd., a medical device company publicly traded on both Nasdaq and the Tel Aviv Stock Exchange ("TASE"), BGN Technologies Ltd., the technology transfer company of Ben Gurion University, and three private medical device companies, as follows: EZbra Advanced Wound Care Ltd., Theranica Bio Electronics Ltd. and Trisol Medical Ltd. Ms. Krindel-Sieradzki has served on the board of directors of numerous companies publicly traded on Nasdaq. From 1997 until 2007, Ms. Krindel-Sieradzki served as Partner and Managing Partner of Star Ventures, a private venture capital fund headquartered in Munich, Germany. Before joining Star Ventures, Ms. Krindel served from 1992 to 1996 as CFO and VP Finance of Lannet Data Communications Ltd., an Israeli telecommunications company publicly traded on Nasdaq which is now part of Avaya Inc. From 1993 to 1997, she served as CFO and later as director of BreezeCOM Ltd., an Israeli telecommunications company which traded on Nasdaq and TASE. Ms. Krindel-Sieradzki has earned an M.B.A. from Tel Aviv University and a B.A. in Economics and Japanese Studies from the Hebrew University in Jerusalem, both with honors.

Jonathan B. Siegel became a member of our board of directors on September 13, 2018. Mr. Siegel is the founder and CEO of JBS Healthcare Ventures since formation in 2017. In June 2021, he also assumed the role of CEO and Chairman of the board of OPY Acquisition Corp. I, a public Nasdaq-listed company. Previously, he was a partner and healthcare sector head at Kingdon Capital Management from 2011 until 2017. Prior to joining Kingdon, Mr. Siegel was a healthcare portfolio manager at SAC Capital Advisors from 2005 until 2011; an associate director of pharmaceutical and specialty pharmaceutical research at Bear, Stearns & Co.; a pharmaceuticals research associate at Dresdner Kleinwort Wasserstein; and a consultant to the Life Sciences Division of Computer Sciences Corporation. Mr. Siegel has worked as a research associate at the Novartis Center for Immunobiology at Harvard Medical School and as a research assistant at Tufts University School of Medicine. He is also a director at Jaguar Health, Inc., a Nasdaq listed company, and has served on the board of advisors of Vitalis LLC, a private pharmaceutical company, since March 2019 and as a director of Napo Therapeutics S.p.A, the majority owned Italian subsidiary of Napo Pharmaceuticals and Jaguar Health, Inc. since November 2021. Mr. Siegel received a BS in Psychology from Tufts University in 1995 and an MBA from Columbia Business School in 1999.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that Mr. Alon Seri-Levy, Mr. Moshe Arkin, Mr. Itai Arkin Ms. Hani Lerman, Mr. Shmuel Ben Zvi, Ms. Yaffa Krindel-Sieradzki and Mr. Jonathan B. Siegal be, and each of them hereby is, elected to hold office as a director of the Company for an additional one-year term until the annual general meeting to be held in 2023.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions) is required to adopt the proposed resolution.

The Board of Directors recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL NO. 4

OPTION AWARD TO DR. ALON SERI-LEVI

The Companies Law requires that the terms of service and employment of a company’s chief executive officer be approved by the company’s compensation committee, the board of directors and the shareholders of the company, except in the limited circumstances set forth in the Companies Law. In addition, the Companies Law provides that transactions between a company and its directors regarding their terms of office as director, and with respect to their terms of employment in other positions in the company, are subject to the approval of such company’s compensation committee, board of directors and shareholders.

It is proposed to grant options to purchase Ordinary Shares in the Company to Dr. Alon Seri-Levy, the Company’s chief executive officer. Dr. Alon Seri-Levy co-founded the Company and has served as its chief executive officer since its incorporation in 1997 until today.

Our compensation committee and board of directors have resolved to recommend to our shareholders at the Meeting to approve the grant to Dr. Alon Seri-Levy of options to purchase 302,064 Company ordinary shares under our 2014 Share Incentive Plan (the “Plan”).  The options would have a term of 10 years and vest over a period of four years as follows: (i) twenty-five percent (25%) would vest upon the lapse of one (1) year from the date of approval by the Company’s shareholders of the option grant and (ii) six and one-quarter percent (6.25%) of the options would vest upon the lapse of each subsequent quarter thereafter. The exercise price of the options will be $10.00.  As of the close of business on May 18, 2022, the price per Ordinary Share on Nasdaq was $6.45.

Dr. Seri-Levy was last granted equity-based compensation in May 2018, when he received options to acquire 105,471 Ordinary Shares, with a value of $703,642. The options vested over a period of four years, with the last vesting date occurring on May 23, 2022.

The options would become fully vested in the event of a “Change of Control”, which means either (i) a transaction or series of transactions (other than an offering of our ordinary shares (or any shares substituted for such ordinary shares) which we are or may in the future be authorized to issue to the general public through a registration statement filed with the Securities and Exchange Commission) resulting in the acquisition by any individual, entity or group of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934), through sale of shares, merger, consolidation, or otherwise, of 100% of the then outstanding shares; provided, however, that any acquisition by the Company or by any affiliate (as defined in Rule 405 under the Securities Act of 1933) of the Company shall not constitute a Change of Control or (ii) a sale or other disposition of all or substantially all of the assets of the Company and its subsidiaries on a consolidated basis.

In addition, Dr. Alon Seri-Levy’s employment agreement provides for full acceleration of vesting of options if Dr. Alon Seri-Levy’s employment is terminated by the Company without Cause (as defined in the employment agreement) or voluntarily by him for Good Reason (as defined in the employment agreement) within 12 months of a Change of Control, A Change of Control is (i) a sale of shares, merger, consolidation, or otherwise, of more than 30% of our then outstanding Company shares (unless, following such acquisition Mr. Moshe Arkin beneficially owns, directly or indirectly 50% or more of the then outstanding Company shares); or (ii) a sale or other disposition of all or substantially all of the assets of Company and its subsidiaries on a consolidated basis.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the grant of options to Dr. Alon Seri-Levy, the Company’s chief executive officer, exercisable into 302,064 ordinary shares of the Company on the terms described in the Proxy Statement.”

PROPOSAL NO. 5

AMENDED COMPENSATION POLICY

Under the Companies Law, the terms of employment and service of officers and directors of public companies, such as the Company, must be determined in accordance with a directors and officers compensation policy. The compensation policy must be reviewed and approved by (i) the compensation committee, (ii) the board of directors and (iii) the shareholders of the Company (except in limited circumstances set forth in the Companies Law) every three years, and in the case of a company that initially offers shares to the public, five years after such company became publicly traded and thereafter every three years. The shareholders of the Company approved the adoption of the Company’s current Compensation Policy (the “Compensation Policy”) prior to the initial public offering of the Company.

Following the recommendation of the Compensation Committee, the Board of Directors approved amendments to the Compensation Policy and recommended its approval by the shareholders in the form attached hereto as Appendix C (marked to show changes from the current Compensation Policy) (the “Amended Compensation Policy”). The general description of the proposed amendments to the Compensation Policy described below is qualified in its entirety by reference to the full text of the proposed Amended Compensation Policy attached hereto.

The Amended Compensation Policy principles were designed, inter alia, to grant proper, fair and well-considered compensation to officers and directors, in alignment with the Company's long-term best interests and overall organizational strategy. Part of the rationale is that the Amended Compensation Policy should encourage a sense of identification with the Company and its objectives on the part of its officers and directors. Additionally, the Amended Compensation Policy intends, inter alia, to allow the Company to preserve and recruit senior executives with specific professional knowledge and unique expertise and with the ability to lead the Company to business success and to face the challenges confronted by the Company, to grant rational, appropriate and fair compensation to officers and directors, taking into consideration their duties and areas of responsibilities, giving focus on the contribution of the officers and directors to achieve the Company objectives and performance maximization.

The Compensation Committee and the Board have approved the following main changes to the Compensation Policy:

-
The current Compensation Policy does not provide a maximum base salary for the executive officers. The Amended Compensation Policy provides for the following maximum base salaries: (i) for a Company CEO resident in Israel, a maximum monthly base salary not exceeding NIS 120,000 and total fixed and variable compensation (including equity based compensation) not to exceed NIS 5 million per year; (ii) for Company executive officers (other than Board of Directors member or CEO) resident in Israel, a monthly base salary not exceeding NIS 90,000; (iii) for a Company CEO resident in the U.S. or another location outside of Israel, such base salary as shall be determined by the shareholders pursuant to applicable law; and (iv) for Company executive officers (other than Board of Directors member or CEO) resident in the U.S. or another location outside of Israel, an annual base salary not exceeding USD 400,000, in each case subject to increases in the consumer price index in the relevant jurisdiction in which the executive resides. For purposes of calculating the maximum fixed and variable compensation each year, the value of any equity award will be allocated equally over the number of years during which such equity award vests.

In determining these amounts, the Compensation Committee and Board took into account, among others, the Company’s size and industry, the international nature of its business and that as a Nasdaq listed company, the Company needs to provide competitive compensation to attract qualified executives, particularly outside of Israel. In connection with the establishment of the maximum base salary in the Amended Compensation Policy, the Company engaged the services of a compensation consultant and conducted a peer survey.

-
Providing for a cap on the aggregate amount of special bonuses and any discretionary bonus paid in any year to any executive officer of twelve (12) monthly salaries. The Compensation Committee and Board determined that the existing separate cap for signing bonus should be kept as is due to the need at times to pay a signing bonus to encourage a talented executive to join the Company from another employer and at times to compensation him/her for any bonus such executive would forfeit from his/her existing employer to join the Company.

-	Increasing the minimum vesting period of equity awards granted to executive officers from two years to three years.

-	Providing that the first tranche of all equity awards granted to executives may not vest and become exercisable prior to the first anniversary of the date of grant.

-
Increasing the cap in director cash compensation.

Because the company’s main market is the U.S. and its ordinary shares are traded on Nasdaq, the company competes for directors against other U.S. publicly traded companies. The increased cap in director cash compensation would give the company additional flexibility in paying competitive director compensation in order to retain and attract directors.

-	Providing that equity based-compensation granted to directors shall not exceed 50% of the total cash compensation paid to the directors.

-
Providing that the determination of the fair value of a grant shall be made on the date of approval by the Board rather than on the date of grant. For equity awards subject to shareholder approval, the Company is currently not able to determine the fair value of such equity awards in advance of the shareholder meeting to approve the grant, which makes it difficult for the Board to determine in advance if a grant of equity complies with the Compensation Policy. The proposed change is intended to address this by enabling the Board to determine fair value at the time it approves the equity grants.

-	Providing for a cap on the adjustment period/retirement bonus and advance notice period to twelve (12) monthly salaries.

 It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED that, the Amended Compensation Policy for the Company's directors and officers, in the form attached hereto as Appendix C, for a term of three years from approval by this General Meeting, be, and is hereby approved.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions) is required to adopt the proposed resolution. In addition, the approval of the proposal requires that either of the following two voting requirements be met:

●
approval by a majority of the votes of shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal that is voted at the Meeting, excluding abstentions; or

●
the total number of shares held by non-controlling shareholders or anyone on their behalf who do not have a personal interest in the proposal (as described in the previous bullet point) that is voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

The Board and the compensation committee recommend that the shareholders vote “FOR” the proposed resolution.

OTHER MATTERS

Our Board does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of Annual Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with their judgment and based on the recommendation of the Board.

ADDITIONAL INFORMATION

 The Company’s annual report on Form 20-F/A, filed with the SEC on April 7, 2022, is available on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at http://ir.sol-gel.com.

 The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

Ness Ziona, Israel

May 19, 2022

Appendix B - Form of Statement of a Candidate to Serve as a Director

The undersigned, ____________________, hereby declares to Sol-Gel Technologies Ltd. (the “Company”), effective as of ____________________________, as follows:

I am making this statement as required under Section 224B of the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”). Such provision requires that I make the statements set forth below prior to, and as a condition to, the submission of my election as a director of the Company to the approval of the Company's shareholders.

I possess the necessary qualifications and skills and have the ability to dedicate the appropriate time for the purpose of performing my service as a director in the Company, taking into account, among other things, the Company's special needs and its size.

My qualifications were presented to the Company. In addition, attached hereto is a biographical summary as contained in the Company's most recent Form 20-F, which includes a description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

I am not restricted from serving as a director of the Company under any items set forth in Sections 2261, 226A2 or 2273 of the Israeli Companies Law, which include, among other things, restrictions relating to the appointment of a minor, a person who is legally incompetent, a person who was declared bankrupt, a person who has prior convictions or anyone whom the administrative enforcement committee of the Israel Securities Law 5728-1968 (the “Israel Securities Law”) prohibits from serving as a director.

I am aware that this statement shall be presented at the Annual General Meeting of Shareholders of the Company in which my election shall be considered, and that pursuant to Section 241 of the Israeli Companies Law it shall be kept in the Company’s registered office and shall be available for review by any person.

Should a concern arise of which I will be aware and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, I shall notify the Company immediately, in accordance with Section 227A of the Israeli Companies Law.

IN WITNESS WHEREOF, the undersigned has signed this statement as of the date set forth above.

Name: ________________________	Signature: ______________________

Date: ________________________

1 As of the date hereof, Section 226 of the Israeli Companies Law generally provides that a candidate shall not be appointed as a director of a public company (i) if the person was convicted of an offense not listed below but the court determined that due to its nature, severity or circumstances, he/she is not fit to serve as a director of a public company for a period that the court determined which shall not exceed five years from judgment or (ii) if he/she has been convicted of one or more offences specified below, unless five years have elapsed from the date the convicting judgment was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1) offenses under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offences in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law 5737-1997; and offences under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and period reports) and 54 (fraud in securities) of the Israel Securities Law;

(2) conviction by a court outside of the State of Israel of an offense of bribery, fraud, offenses of directors/managers in a corporate body or exploiting inside information.

2 As of the date hereof, Section 226A of the Israeli Companies Law provides that if the administrative enforcement committee of the Israel Securities Authority has imposed on a person enforcement measures that prohibited him/her from holding office as director of a public company, that person shall not be appointed as a director of a public company in which he/she is prohibited to serve as a director according to this measure.

3 As of the date hereof, Section 227 of the Israeli Companies Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent, was declared bankrupt and not discharged, and with respect to a corporate body – in case of its voluntary dissolution or if a court order for its dissolution was granted.

B - 2

APPENDIX C

COMPENSATION POLICY

SOL-GEL TECHNOLOGIES LTD.

Compensation Policy for Executive Officers and Directors

ADOPTED: [________], 2022

A. Overview and Objectives

1.	Introduction

This document sets forth the compensation policy for executive officers (this "Compensation Policy" or "Policy") of Sol-Gel Technologies Ltd. ("Sol-Gel" or the "Company" and "Executive Officers", accordingly), in accordance with the requirements of the Companies Law 5759-1999 (the "Companies Law").

Compensation is a key component of Sol-Gel's overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance Sol-Gel's value and otherwise assist Sol-Gel to reach its business and financial short and long term goals. Accordingly, the structure of this Policy was established to tie the compensation of each Executive Officer to Sol-Gel's goals and performance.

For purposes of this Policy, "Executive Officers" shall mean "Office Holders" as such term is defined in Section 1 of the Companies Law.

This Compensation Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Compensation Policy is approved by the general meeting of Sol-Gel's shareholders and shall serve as Sol-Gel’s Compensation Policy for the maximum period of time permitted by any applicable law.

The Compensation Committee (upon its appointment in accordance with the applicable law) and the Board of Directors of Sol-Gel (the "Compensation Committee" and "Board", respectively) shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

It should be clarified, that wherever reference is made to the required approvals in this Compensation Policy, such reference relates to the applicable law as of the date of approval of this Compensation Policy and in any case is subject to the provisions of sections 32 and 34 below.

2.	Objectives

Sol-Gel's objectives and goals in setting this Compensation Policy are to attract, motivate and retain highly experienced personnel who will provide leadership for Sol-Gel's success and enhance the Company's shareholders' value, while supporting a performance culture that is based on merit, and rewards excellent performance in the short and long term, while recognizing Sol-Gel's core values. To that end, this Policy is designed, among others:

2.1.	To closely align the interests of the Executive Officers with those of Sol-Gel's shareholders in order to enhance shareholder value;

2.2.
To provide the Executive Officers with a structured compensation package, while creating a balance between the fixed components, i.e., the base salaries and benefits, and the variable compensation, such as bonuses and equity-based compensation in order to minimize potential conflicts between the interests of Executive Officers and those of Sol-Gel;

2.3.	To strengthen the retention and the motivation of Executive Officers in the short and long term.

2.4.	This Compensation Policy was prepared taking into account the Company's nature, size and business and financial characteristics.

3.	Compensation structure and instruments

Compensation instruments under this Compensation Policy may include the following:

•	Base salary;

•	Benefits and perquisites;

•	Cash bonuses (short-to-medium term incentive);

•	Equity based compensation (medium-to-long term incentive); and

•	Retirement and termination of service arrangements payments.

For the purpose of this Compensation Policy:

“Base Salary” shall mean: gross salary, before contributions to social benefits (“Base Salary”);

"Employment Cost" shall mean: any payment for the employment, including contributions to social benefits, car and expenses of the use thereof, bonuses and any other benefit or payment ("Employment Cost").

4.	Overall Compensation - Ratio Between Fixed and Variable Compensation

This Policy aims to balance the mix of "fixed compensation", comprised of base salary and benefits ("Fixed Compensation") and "variable compensation", comprised of cash bonuses and equity based compensation1 (excluding adjustment period/retirement bonuses, granted in accordance with section 21 below) ("Variable Compensation") in order to, among other things, appropriately incentivize Executive Officers to meet Sol-Gel's short and long term goals while taking into consideration the Company’s need to manage a variety of business risks.

The total Variable Compensation of each Executive Officer shall not exceed 85% of the total compensation package of such an Executive Officer on an annual basis. The Board believes that such range expresses the appropriate compensation mix in the event that all performance objectives are achieved and assumes that all compensation elements are granted with respect to a given year.

It should be clarified, that the Fixed Compensation may constitute 100% of the total compensation package for an Executive Officer in any year (under circumstances in which a variable component will not be approved for that year and/or in the event of a failure to meet the set goals, if and when determined).

5.	Intra-Company Compensation Ratio

In the process of drafting this Policy, Sol-Gel’s Board has examined the ratio between employer cost, as such term is defined in the Companies Law, associated with the engagement of the Executive Officers (the "Executive Officers Cost") and the average and median employer cost associated with the engagement of the other employees of Sol-Gel (the "Other Employees Cost" and the "Ratio", respectively). The Board believes that the current Ratio does not adversely impact the work environment in Sol-Gel. ~~The following are the ratios as of the date of the approval of this Compensation Policy:~~

~~Position~~	~~Ratio between the Executive Officers Cost and the average Other Employees Cost~~	~~Ratio between the Executive Officers Cost and the median Other Employees Cost~~
~~CEO~~	~~8.12~~	~~10.64~~
~~Other Executive Officers~~	~~3.12~~	~~4.16~~

B. Base Salary and Benefits

6.	Base Salary

6.1.
The Base Salary varies between Executive Officers, is individually determined by the Company (subject to the approvals of the Compensation Committee and the Board, and with respect to the CEO, also the Company's general meeting of shareholders) and may be considered and adjusted by the Company (subject to the approvals of the abovementioned organs) on a periodically basis, according to, among others, the educational background, prior vocational experience, expertise and qualifications, role, business authorities and responsibilities, past performance and previous compensation arrangements of such Executive Officer, as well as the Company's financial state and cash position and any requirements or restrictions prescribed by any applicable legislation, from time to time. When determining the Base Salary, the Company may also decide to consider, at the sole discretion of the Compensation Committee and the Board and as required, the prevailing pay levels in the relevant market, Base Salary and the total compensation package of comparable Executive Officers in the Company, the proportion between the Executive Officer's compensation package and the salaries of other employees in the Company and specifically the median and average salaries and the effect of such proportions on the work relations in the Company.

[1]	Based on the fair value on the date of grant, calculated annually, on a linear basis.

6.2.	Position: Company CEO in Israel

6.3.
The monthly Base Salary for the Company CEO resident is Israel shall not exceed NIS 120,000 for a full time position. The total fixed and variable compensation (including equity based compensation) payable to the Company CEO shall not exceed NIS 5 million per year. Such maximum amounts may be increased from time to time based on increases in the Israeli Consumer Price Index from the date of approval of this Policy.  For purposes of calculating the total fixed and variable compensation payable to the Company CEO each year, the value of any equity award granted to the Company CEO determined on the date of Board approval will be allocated equally over the number of years during which such equity award vests.

6.4.
Position: Executive Officers in Israel (other than Board member or CEO)

The monthly Base Salary for Executive Officers (other than Board member or CEO) resident in Israel shall not exceed NIS 90,000 for a full time position. Such maximum amount may be increased from time to time based on increases in the Israeli Consumer Price Index from the date of approval of this Policy.

6.5.
Position: Company CEO in the U.S. or other location outside of Israel

The annual Base Salary for the Company CEO resident in the U.S. or another location outside of Israel shall be determined by the shareholders pursuant to applicable law.

6.6.
Position: Officers in the U.S. or other location outside of Israel (other than Board member or CEO)

The annual Base Salary for the Executive Officers (other than Board member or CEO) resident in the U.S. or other location outside of Israel shall not exceed USD 400,000 for a full time position. Such amount may be linked to increases in the Consumer Price Index in the U.S. (or in such other location, as the case may be) from the date of approval of this Policy.

7.	Benefits

7.1.
In addition to the Base Salary, the following benefits may be granted to the Executive Officers (subject to the approvals of the Compensation Committee and the Board, and with respect to the CEO- also the Company's general meeting pf shareholders), in order, among other things, to comply with legal requirements. It shall be clarified, that the list below is an open list and Sol-Gel (subject to the abovementioned required approvals) may grant to its Executive Officers other similar, comparable or customary benefits, subject to the applicable law. In addition, Executive Officers employed outside of Israel may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed.

•	Vacation days in accordance with market practice and the applicable law, up to a cap of 30 days per annum;

•	Sick days in accordance with market practice and the applicable law; However, the Company may decide to cover sick days from the first day;

•	Convalescence pay according to the applicable law;

•	Medical Insurance in accordance with market practice and the applicable law;

•
With respect to Executive Officers employed in Israel: monthly remuneration for a study fund ("Keren Hishtalmut"), as allowed by applicable tax law and with reference to Sol-Gel’s practice and common market practice;

•	Pension and savings – according to local market practices and legislation;

•	Disability insurance – the Company may purchase disability insurance, according to applicable legislation.

7.2.
Sol-Gel may offer additional benefits to its Executive Officers, including but not limited to: communication, company car and travel benefits, insurances and other benefits (such as newspaper subscriptions, academic and professional studies), etc., including their gross up.

7.3.
Sol-Gel may reimburse its Executive Officers for reasonable work-related expenses incurred as part of their activities, including without limitations, meeting participation expenses, reimbursement of business travel, including a daily stipend when traveling and accommodation expenses. Sol-Gel may provide advance payments to its Executive Officers in connection with work-related expenses.

8.	Signing Bonus

At the discretion of the Compensation Committee and the Board (and with respect to the CEO- also the Company's general meeting of shareholders), Sol-Gel may grant a newly recruited Executive Officer a signing bonus. Such bonus may be granted in cash, equity or a combination of both. The signing bonus will not exceed: (1) 50% of such Executive Officer's annual Base Salary, if the signing bonus is granted in cash; (2) 100% of such Executive Officer's annual Base Salary, if the signing bonus is granted by equity; (3) In case the signing bonus is a combination of cash and equity, its ceiling shall be proportional to the cash and equity components, calculated in accordance with the ratios mentioned in sections (1) and (2) above.

C. Cash Bonuses (Excluding Directors)

The Company (subject to the approvals of the Compensation Committee and the Board, and with respect to the CEO- also the Company's general meeting of shareholders) may grant cash bonuses to its Executive Officers (excluding directors) on a quarterly or annually basis, or on a shorter or longer period basis, in accordance with the principles detailed below.

9.	Annual Bonuses

9.1.
The annual bonus that may be paid to the Executive Officers for any fiscal year shall not exceed twelve (12) monthly Base Salaries to the CEO, and six (6) monthly Base Salaries to any other Executive Officer.

9.2.	CEO

The annual bonus to the CEO will be based mainly on measurable criteria, and with respect to its less significant part shall be determined at the discretion of the Compensation Committee and the Board, in accordance with the following:

Position	Company/Individual Performance Measures	Company's Discretion
CEO	75%-100%	0%-25%

The measurable criteria and their relative weight shall be determined by the Compensation Committee and the Board in respect of each calendar year. These measurable criteria will include, inter alia, objectives relating to compliance with the Company's work plans and with various budget objectives, including, inter alia, compliance with objectives relating to revenues, expenses, investments, etc., meeting various financial objectives, such as objectives relating to the annual profit (net profit, pre-tax profit, etc.) and the Company's EBITDA, objectives relating to the recruitment and development of professional personnel, objectives relating to raising investments, debt, etc., objectives relating to the Company's business operations and the Company's operations as a company traded on NASDAQ, objectives relating to the realization of the Company's assets, the acquisition of new activities and/or companies and objectives relating to an increase of the return on the Company's assets.

9.3.	Other Executive Officers (Excluding CEO and Directors)

The Company may also award (subject to the approvals of the Compensation Committee and the Board) an annual bonus to its Executive Officers, due to their unique contribution to the Company. Such grant will be based, inter alia, on measurable criteria, based on the Company's financial results, the scope of the Company's business activity, the CEO's opinion on the contribution of the Executive Officer to the Company, the distribution of the annual bonus over the year, etc. It should be clarified, that the annual bonus may be based in whole or in part on discretion, provided that it does not exceed the ceiling specified in section 9.1 above. The CEO of the Company shall be entitled to determine the abovementioned targets for each such an Executive Officer. Notwithstanding the foregoing, it is hereby clarified, that the grant of annual bonus to an Executive Officer, of up to three Base Salaries, shall be approved by the CEO of the Company.

10.	Special Bonuses

In addition to the annual bonus, Sol-Gel may grant Executive Officers a special bonus as an award for special achievements (outstanding personal achievement, outstanding personal effort or outstanding Company's performance, such as in connection with mergers and acquisitions, offerings, achieving target budget or business plan under exceptional circumstances and special recognition in case of retirement), at the discretion of the Compensation Committee and the Board (and with respect to the CEO- also the Company's general meeting of shareholders) which shall not exceed six (6) monthly Base Salaries; provided, however, that in no event shall the special bonus and any discretionary bonus paid pursuant to section 9 exceed twelve (12) months in the aggregate.

11.	Additional Provisions Relating to Cash Bonuses

11.1.	Pro Rata Payment

Should the employment or service of the Executive Officer terminate prior to the end of a fiscal year, Sol-Gel may pay the Executive Officer his/her pro-rata share of that fiscal year’s bonus, based on the period such Executive Officer was employed by the Company or has served in the Company.

11.2.	Compensation Recovery ("Clawback")

11.2.2.
In the event of an accounting restatement, Sol-Gel shall be entitled to recover from its Executive Officers the bonus compensation in the amount in which such bonus exceeded what would have been paid under the financial statements, as restated ("Compensation Recovery"), provided that a claim is made by Sol-Gel prior to the third anniversary of fiscal year end of the restated financial statements.

11.2.3.	Notwithstanding the aforesaid, the Compensation Recovery will not be triggered in the following events:

•	The financial restatement is required due to changes in the applicable financial reporting standards; or

•
The Company (subject to any required approval by the applicable law) has determined that clawback proceedings in the specific case would be impossible, impractical or not commercially or legally efficient; or

•	The amount to be paid under the clawback proceedings is less than 10% of the relevant bonus received by the Executive Officer.

11.2.4.	It shall be clarified, that Sol-Gel shall not be entitled to Compensation Recovery with respect to equity-based compensation granted to its Executive Officers.

11.3.	Reduction or Postponement

In the event of the termination of office of an Executive Officer under circumstances in which he/she will not be entitled to severance pay, the Company (subject to the approvals of the Compensation Committee and the Board) may revoke the entitlement of such an Executive Officer to an annual bonus and to all parts of the annual bonus which have not yet been paid to him.

D. Equity-Based Compensation

12.	General and Objectives

12.1.
The Company (subject to the approvals of the Compensation Committee and the Board, and with respect to the Company's directors and CEO- also the Company's general meeting of shareholders) may grant from time to time equity-based compensation which will be individually determined and awarded according to, inter alia, the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the Executive Officer. Equity-based compensation may also be awarded to the Company's directors, including, for the avoidance of doubt, the Executive Chairman, provided that such directors do not also serve as officers in the Company.

12.2.
The main objectives of the equity-based compensation is to enhance the alignment between the Executive Officers' and directors' interests with the long term interests of Sol-Gel and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the medium-to-long term. In addition, since equity-based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

12.3.
The equity based compensation offered by Sol-Gel is intended to be in a form of options exercisable into shares, restricted shares and/or other equity based awards, such as restricted share units (RSUs), in accordance with the Company's incentive plan in place as may be updated from time to time.[2]

13.	Fair Market Value

The fair market value of the equity-based compensation for each Executive Officer during a fiscal year, shall not exceed 200% of his/her annual Base Salary, as shall be determined according to acceptable valuation practices at the time of grant.3

14.	Taxation Regime

Subject to any applicable law, Sol-Gel may determine, at the discretion of the Compensation Committee and the Board (and with respect to the Company's directors and CEO- also the Company's general meeting of shareholders), the tax regime under which equity-based compensation may be granted, including a tax regime which will maximize the benefit to the Executive Officers.

[2]	The equity based compensation is based on the fair value on the date of ~~grant~~ approval of the Board, calculated annually, on a linear basis.
[3]	Calculated annually, on a linear basis.

15.	Exercise Period

The exercise price for each option shall not be less than the average closing Company's share price on NASDAQ over the 30 trading days preceding the Board’s decision on the grant of the relevant option.

It is hereby clarified, that unless otherwise determined by the Company (subject to the approvals of the Compensation Committee and the Board, and with respect to the Company's directors and CEO- also the Company's general meeting of shareholders), and subject to the provisions of any applicable law, the exercise price of restricted shares and restricted share units (RSUs) is zero. In addition, it shall be clarified, that the exercise of restricted shares and RSUs may be subject to the achievement of goals set in advance and approved in accordance with the applicable law.

Options, restricted shares and restricted share units (RSUs) may also be exercised by a method of "Cashless" exercise.

The Board considered the possibility of determining a ceiling for the exercise value of the variable equity components and decided, taking into account the purpose of the equity-based compensation, not to set such a ceiling in this Policy.

16.	Vesting

All equity-based incentives granted to Executive Officers and directors shall be subject to vesting periods in order to promote long-term retention of such recipients. Grants to Executive Officers (excluding directors) shall vest gradually over a period of at least ~~two years,~~ three years, while the first tranche of the grant may not vest and become exercisable prior to the first anniversary of the date of the grant while grants to directors shall vest over a period of at least one year. Such grants may be vested on a quarterly, semi-annual or an annual basis, or based on other time periods (which may not be necessarily equal), as determined by the Company (subject to the approvals of the Compensation Committee and the Board, and with respect to the Company's directors and CEO- also the Company's general meeting of shareholders). The Company (subject to the abovementioned required approvals) may condition the vesting of part or all of the equity-based incentives, for some or all of its Executive Officers, upon the achievement of predetermined performance goals. The Company (subject to the abovementioned required approvals) may also set terms relating to vesting in connection with an Executive Officer leaving the Company (due to a dismissal, resignation, death or disability).

17.	For details regarding ceilings with respect to director's equity-based compensation see section 29 below.

18.	General

All other terms of the equity awards shall be in accordance with Sol-Gel's incentive plans and other related practices and policies. Accordingly, the Company may (subject to the approvals of the Compensation Committee and the Board, and with respect to the Company's directors and CEO- also the Company's general meeting of shareholders) extend the period of time for which an award is to remain exercisable and make provisions with respect to the acceleration of the vesting period of any Executive Officer's awards, including, without limitation, in connection with a corporate transaction involving a change of control, subject to any additional approval as may be required by the Companies Law.

E. Retirement and Termination of Service Arrangements (Excluding Directors)

19.	Advanced Notice Period

19.1.
Sol-Gel (subject to the approvals of the Compensation Committee and the Board, and with respect to the CEO- also the Company's general meeting of shareholders) may provide each Executive Officer (excluding directors), pursuant to an Executive Officer's employment agreement and according to the Company's decision per each case, a prior notice of termination of up to six (6) months, except for the CEO whose prior notice may be of up to twelve (12) months (the "Advance Notice Period"). During the Advance Notice Period, the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her options, restricted shares, RSUs and/or any other equity based awards.

19.2.
During the Advance Notice Period, an Executive Officer will be required to keep performing his/her duties pursuant to his/her agreement with the Company, unless the Company (subject to the approvals of the Compensation Committee and the Board, and with respect to the CEO- also the Company's general meeting of shareholders) has waived the Executive Officer’s services to the Company during the Advance Notice Period and pay the amount payable in lieu of notice, plus the value of benefits.

19.3.
In the event of a change of control in the Company, the Company (subject to the approvals of the Compensation Committee and the Board, and with respect to the CEO- also the Company's general meeting of shareholders) may decide to extend the Advance Notice Period as provided in section 19.1 above (and the compensation paid for such Advance Notice Period, accordingly) to up to two times the original Advance Notice Period of the Executive Officer, in accordance with the applicable law as of that time.

20.	Adjustment Period/Retirement Bonus

In addition to the Advance Notice Period, the Company (subject to the approvals of the Compensation Committee and the Board, and with respect to the CEO- also the Company's general meeting of shareholders) may provide an additional adjustment period/retirement payment that will be determined, among other things, taking into consideration the Executive Officer's seniority in the Company, performance during employment, contribution to Sol-Gel achieving its goals and the circumstances of retirement or termination. The maximum adjustment period/retirement bonus that may be paid to each Executive Officer shall be up to six (6) month Base Salaries and may only be granted to Executive Officers who have served in the Company for at least one year; provided, however, that the adjustment period/retirement bonus and Advance Notice Period shall not exceed twelve (12) months in the aggregate.

21.	Additional Retirement and Termination Benefits

Sol-Gel may provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws- unless employment/term of service was terminated for cause), or which will be comparable to customary market practices.

F. Exemption, Indemnification and Insurance

22.	Exemption

Sol-Gel (subject to the approvals of the Compensation Committee and the Board, and with respect to the Company's directors and CEO- also the Company's general meeting of shareholders) may exempt in advance and retroactively its Executive Officers, from any liability to the Company, in whole or in part, for damages in consequence of his or her duty of care vis-a-vis the Company, to the fullest extent permitted by law and subject to the provisions of the Company’s Articles of Association.

23.	Indemnification

Sol-Gel (subject to the approvals of the Compensation Committee and the Board, and with respect to the Company's directors and CEO- also the Company's general meeting of shareholders) may indemnify its Executive Officers to the fullest extent permitted by applicable law and the Company's Articles of Association, for any liability and expense that may be imposed on the Executive Officer, as provided in the Indemnity Agreement between such individuals and Sol-Gel, all subject to applicable law and the Company’s Articles of Association.

24.	Insurance

24.1.
Sol-Gel (subject to the approvals of the Compensation Committee and the Board, and with respect to the Company's directors and CEO- also the Company's general meeting of shareholders) will provide "Directors’ and Officers’ Liability Insurance" (the "Insurance Policy"), as well as a "run off" insurance policy for its Executive Officers as follows:

•	The annual premium to be paid by Sol-Gel shall not exceed $1.5 million of the aggregate coverage of the Insurance Policy;

•	The limit of liability of the insurer shall be up to $75 million per event and in the aggregate in the insurance period.

•	The deductible amount per each claim shall not exceed $5 million.

•
The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Company, which shall determine (subject to the approvals of the Compensation Committee and the Board, and with respect to the Company's directors and CEO- also the Company's general meeting of shareholders) that the sums are reasonable considering Sol-Gel's exposures, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions, and it shall not materially affect the Company's profitability, assets or liabilities.

•
The policy will also cover the liability of the controlling shareholders due to their positions as Executive Officers in the Company, from time to time, provided that the coverage terms in this respect do not exceed those of the other Executive Officers in the Company.

G. Arrangements upon Change of Control

25.
The following benefits may be granted to the Executive Officers in addition to the benefits applicable in the case of any retirement or termination of service upon a "Change of Control" following of which the employment of the Executive Officer is terminated or adversely adjusted in a material way:

25.1.	Vesting acceleration of outstanding options, restricted shares, restricted share units (RSUs) and/or other equity based awards.

25.2.
Extension of the exercising period of options, restricted shares, restricted share units (RSUs) and/or other equity based awards for Sol-Gel’s Executive Officers for a period of up to five (5) years, following the date of termination of employment.

25.3.	An Advance Notice Period, in accordance with section 19.3 above.

25.4.	An Adjustment period/retirement bonus in accordance with section 20 above, of up to twelve (12) months of Employment Cost.

H. Board of Directors Compensation

26.
The compensation of the Company's directors shall be in accordance with the amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) of 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) of 2000, as such regulations may be amended from time to time, or in accordance with section 27 below, subject to any required approvals by the applicable law.

27.	The compensation of the Company's directors (including external directors and independent directors) shall not exceed the following:

27.1.	Base payment of ~~$45,000~~ $58,500 per year (the "Base Payment");

27.2.	Chairman of the Board- an additional amount of ~~$25,000~~ $32,500 per year to the Base Payment;

27.3.	Committee Chairman- an additional amount of ~~$10,000~~ $13,000 per year to the Base Payment; and

27.4.	Committee member- an additional amount of ~~$5,000~~ $6,500 per year to the Base Payment.

28.	Following June 23, 2023, the maximum compensation of the Company's directors (including external directors and independent directors) will increase by 15% and shall not exceed the following:
28.1.	Base payment of $67,275 per year (the "Base Payment");
28.2.	Chairman of the Board- an additional amount of $37,375 per year to the Base Payment;
28.3.	Committee Chairman- an additional amount of $14,950 per year to the Base Payment; and
28.4.	Committee member- an additional amount of $7,475 per year to the Base Payment.
29.
In addition, the Company may engage with its directors (excluding external and independent directors) for the receipt of consulting services and/or other special services, for a consideration of up to $1,000 per day, plus reasonable expense reimbursement. Such compensation shall be paid for a maximum of 6 days per year for each director.

30.
Directors may be granted equity-based compensation in accordance with the applicable principles detailed in section D of this Policy, and subject to the provisions of the Companies Law and the regulations thereunder.[4]

31.	Equity based-compensation granted to the Company's directors shall not exceed 50% of the total cash compensation paid to the Company’s directors pursuant to Section 27.[5]

~~Equity based-compensation granted to the Company's directors, shall not exceed the following amounts (subject to any applicable law) :6~~

~~31.1.~~	~~Director: $55,000 per year (the "Equity Compensation");~~

~~31.2.~~	~~Chairman of the Board- an additional amount of $55,000 per year to the Equity Compensation;~~

~~31.3.~~	~~Committee Chairman- an additional amount of $10,000 per year per year to the Equity Compensation;~~

~~31.4.~~	~~Committee member- an additional amount of $5,000 per year to the Equity Compensation;~~

32.	Sol-Gel's external and independent directors may be entitled to reimbursement of expenses in accordance with the Companies Law and the regulations thereunder.

I. Miscellaneous

33.
This Policy is designed solely for the benefit of Sol-Gel. Nothing in this Compensation Policy shall be deemed to grant any of Sol-Gel’s Executive Officers or employees or any third party any right or privilege in connection with their employment by the Company and their compensation thereof. Such rights and privileges, to which Executive Officers or employees serving in the Company or that will serve in the Company in the future, are entitled for, shall be governed by the respective personal employment agreements.

34.
This Policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted, nor should it be interpreted as limiting or derogating from the Company’s Articles of Association.

[4]	The equity based compensation is based on the fair value on the date of ~~grant~~ approval of the Board, calculated annually, on a linear basis.
[5]	Based on the fair value on the date of grant, calculated annually, on a linear basis.

35.
This Policy is not intended to affect current agreements nor affect obligating customs (if applicable) between the Company and its Executive Officers as such may exist prior to the approval of this Compensation Policy, subject to any applicable law.

36.
In the event of amendments made to the Companies Law or any regulations promulgated thereunder providing relief in connection with Sol-Gel’s compensation to its Executive Officers, Sol-Gel may elect to act pursuant to such relief without regard to any contradiction with this Policy.

37.
The Company (subject to any required approvals by the applicable law) may determine that none or only part of the payments, benefits and perquisites shall be granted, and is authorized to cancel or suspend a compensation package or part of it.

38.
An immaterial change in the terms of office of Executive Officers (excluding directors, a controlling shareholder or a controlling shareholder's relative) during the term of this Compensation Policy, will be subject to the approval of the Company's CEO only (changes in the terms of office of the CEO shall be approved in accordance with the Companies Law). An immaterial change in this matter shall be deemed to be a change that does not exceed 5% of the annual Employment Cost with respect to the employment of such an Executive Officer in the Company, subject to the conditions prescribed in this Compensation Policy.

39.
It should be clarified, that the compensation components detailed in this Policy do not relate to various components that the Company may provide to all or part of its employees and/or its Executive Officers, such as: parking spaces, entry permits for its assets, reimbursement for meals and accommodation expenses, vacations, company events, etc.